

RICHMONT

RICHMONT MINES INC.

2004 ANNUAL REPORT

RIC: TSX - AMEX

TABLE OF CONTENTS

Mineral Reserves

Mineral reserves are sub-divided in order of increasing confidence into probable Mineral Reserves and Proven Mineral Reserves. A probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a measured or indicated Mineral Reserve demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Probable Mineral Reserves

A probable Mineral Reserve is the economically mineable part of an indicated mineral resource and, in some cases, a measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral resources are sub-divided in order of increasing confidence into inferred, indicated and measured categories. An inferred Mineral Resource has a lower level of confidence than that applied to an indicated Mineral Resource. An indicated Mineral Resource has a higher level of confidence than an inferred Mineral Resource but has a lower level of confidence than a measured Mineral Resource. A Mineral Resource is a concentration or occurrence or natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form end quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resources

A measured Mineral Resource is that part of a Mineral Resource for which quantity, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground working and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resources

An indicated Mineral Resource is that part of a Mineral Resource for which quantity, densities, shape, and physical characteristics, can be estimated a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, pits, underground workings and drill holes that are spaced closely enough for geological and grade continually to be reasonable assumed.

Inferred Mineral Resources

An inferred Mineral Resource is that part of a Mineral Resource for which and grade can be estimated on the basic of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continually. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

LETTER TO SHAREHOLDERS

Montreal, Wednesday, March 18, 2005

Madam, Sir,

We are pleased to present the annual results of Richmont Mines. They reflect a year of transition toward growth that will position the Company to become an intermediate gold producer.

Several changes marked 2004. In addition to considerable increases in the price of gold and the value of the Canadian dollar, the regulations governing the activities of publicly traded companies were tightened. While meeting shorter reporting deadlines and the requirement to provide more particulars, Richmont Mines has sought to maintain the quality of the information communicated to its shareholders. The Company has therefore decided to reorganize the manner in which it presents operational and financial results, thus facilitating improvements such as the timelier reporting of its results to shareholders.

These changes have also allowed us to develop a simplified version of our annual report. Our efforts now focus on promotional tools such as our Web site and a corporate brochure entitled *2004 Review–2005 Outlook.* Combined with other tools, these vehicles allow us to introduce the Company to new investors, and to keep our shareholders, analysts and active members of the financial community informed about developments at Richmont Mines. We believe that this approach serves the interests of our shareholders and that these alternative means of communication will allow us to optimize the use of the time and money formerly devoted to the production and distribution of the annual report.

We encourage shareholders who would like to receive a copy of our corporate brochure to contact us. It is also possible to access our Web site at www.richmont-mines.com.

Respectfully yours,

Louis Dionne
President and Chief Executive Officer

Jean-Guy Rivard
Chairman of the Board

COMPANY PROFILE

Richmont Mines («the Company») was founded in 1981 by Jean-Guy Rivard, now chairman of the Company's board of directors. During the subsequent decade, the Company attracted a range of public and private financing, which was used to acquire properties and carry out exploration programs. Since 1984, Richmont Mines has been a publicly traded company and is currently listed on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX) under the ticker symbol "RIC ".

In 1991, Richmont Mines became a gold producer. Since then, the Company has specialized in the exploration and development of underground gold deposits. The Francoeur and Beaufor mines, located in Quebec, and the Nugget Pond and Hammerdown mines in Newfoundland have yielded over 800,000 ounces of gold. The management team has succeeded in making the Company's activities profitable by developing a mining expertise and a financial discipline that allow Richmont Mines to pursue its growth.

In 2003, the Company announced its business plan, with the stated objective of becoming an intermediate gold producer within three to five years by acquiring several properties and entering into a number of partnership agreements, including deals involving the East Amphi, Island Gold and Valentine Lake properties. The exploration programs carried out in 2004 clearly laid the groundwork for the growth of Richmont Mines. The Company anticipates that in 2007 gold will be extracted at the Beaufor Mine and from the East Amphi and Island Gold deposits, where the expected startup dates could be respectively the fourth quarter of 2005 and the end of the second quarter of 2006.

As at December 31, 2004, the Company found itself in a particularly strong position, with only 16.2 million shares outstanding and working capital of $25.9 million.

HIGHLIGHTS OF 2004

- **Record investment in exploration of approximately $14 million**
    - o Exploration program totalling more than $10 million on the East Amphi property.
        - Indicated and measured resources rose to 180,400 ounces of gold with an average grade of 6.05 grams per tonne, and inferred resources rose to 173,500 ounces of gold with an average grade of 5.72 grams per tonne.
    - o Exploration program totalling more than $1 million on the Valentine Lake property.
        - Identification of inferred resources totalling 359,500 ounces of gold with an average grade of 8.51 grams per tonne.
    - o Exploration program totalling almost $1 million on the Beaufor Mine.
        - Work that increased indicated and inferred resources.
- **Exercise of the option to acquire from Patricia Mining Corp. a 55% interest in the Island Gold project**
    - o Indicated resources in the Island zone are estimated at 108,000 ounces of gold with an average grade of 12.30 grams per tonne, and inferred resources are estimated at 138,000 ounces of gold with an average grade of 12.90 grams per tonne.
- **Closure of the Hammerdown Mine because of depletion of its mineral reserves**
- **Net earnings of more than $0.7 million in 2004**
- **Financial position favourable to the deployment of Richmont Mines' plan for growth**

MESSAGE TO SHAREHOLDERS

In 2004, the markets experienced not only a spectacular rise in the price of gold, which exceeded the mark of US$450, but also a significant increase in the value of the Canadian dollar, which averaged US$0.77 in 2004 compared with US$0.71 during the previous year. Although the average price of gold climbed to US$410 in 2004 from US$363 in 2003, the appreciation of the Canadian currency led to a decrease in cash receipts from gold sales and thus limited the benefits associated with the rising gold price for Canadian producers.

However, Richmont Mines consolidated its assets. Management directed operations by targeting growth and seeking to ensure that the Company becomes an intermediate gold producer within three or four years. All operational and financial results thus reflect the Company's effort to position itself for expansion.

In order to pursue the business strategy initiated the previous year in the wake of several joint agreements and strategic acquisitions, Richmont Mines made important investments and carried out drilling programs on most of its properties. This work was particularly extensive on a handful of sites, including East Amphi, Island Gold and Valentine Lake, located in the provinces of Quebec, Ontario and Newfoundland respectively.

In 2004, Richmont Mines invested more than $10 million to conduct a substantial amount of exploration work on its East Amphi property. The underground exploration program has continued in 2005, and the Company expects to make a decision at the end of the second quarter regarding the commercial production on this property. If the decision is affirmative, production should begin during the fourth quarter of 2005.

At the end of 2004, after obtaining the results of the Island Gold underground exploration program, Richmont Mines exercised its option to acquire a 55% interest in the property by bringing the deposit into production or investing up to $10 million. All the exploration work done on this property indicates an average grade of 12.60 grams per tonne and estimates indicated resources to be 108,000 ounces of gold and inferred resources to 138,000 ounces of gold. The Company has served as project manager since January 1 of this year and expects to invest $8 million in 2005 to carry out work comprising approximately 14,000 metres of drilling and 2,400 metres of underground development. By the beginning of 2006, Richmont Mines should be able to make a decision regarding the advancement of this project.

Throughout 2004, Richmont Mines invested more than $1 million to carry out work on a three-phase surface exploration program at the Valentine Lake property. By investing an additional $1.5 million before the end of October 31, 2007, the Company can acquire from Mountain Lake Resources a 70% interest in this property. Richmont is satisfied with the results of the exploration program, which as of the end of 2004 had identified resources of 359,500 ounces of gold grading an average grade of 8,51 grams per tonne on this property. The Company is optimistic about pursuing exploration on this site in 2005 and expects to invest $0.5 million in this work.

Over the course of the year, 69,207 ounces of gold were sold compared with 92,892 ounces in 2003. This 25% decrease is primarily attributable to the closure of the Hammerdown Mine, located near King's Point, Newfoundland. In 2004, this deposit provided a total of 16,584 ounces of gold, prior to the dismantling of production facilities on the site during the third quarter due to the depletion of reserves. The major part of the gold production sold totalled 52,623 ounces of gold came from the Beaufor Mine near Val-d'Or, Quebec. In 2005, Richmont Mines plans to initiate an exploration and development program valued at $3 million. Several targets will be tested with a view to extending the active life of the Beaufor Mine.

MESSAGE TO SHAREHOLDERS (CONTINUED)

For the fourth consecutive year, the Richmont Mines management team is reporting net earnings, which were $0.7 million, or $0.05 per share, for 2004 compared with $5.0 million, or $0.32 per share, in 2003. As for cash flow from operations before the net change in non-cash working capital, this item totalled $6.1 million in 2004 compared with $10.9 million in 2003.

Across all its operations, Richmont Mines reported an average cash production cost of US$294, an increase of 23% compared with 2003 when the per-ounce average was US$240. As these cost are in Canadian dollars and that there are reported in American dollars, this increase is mainly attributable to the appreciation of the Canadian dollar and a decrease in gold grades at the Beaufor Mine.

We are proud to note, especially given the decrease in production activities and the increase in exploration activities, that these financial results reflect a sound situation and are in line with our forecasts. As of December 31, 2004, Richmont Mines remained in a solid financial position, with working capital of $25.9 million and no long-term debt.

At year-end 2004, the total number of shares outstanding was 16.2 million and the stock price $5.50, a decline of 11% compared with its value one year earlier. However, during 2004, in addition to consolidating its position as a gold producer, Richmont Mines implemented a growth strategy and obtained positive results on all of its exploration projects. Its decision to focus its efforts on advanced exploration properties benefits the Company by maximizing its potential and greatly reducing the risks associated with basic exploration. We believe that these results and Richmont Mines' management philosophy add significant value for shareholders and are likely to lead to the appreciation of Company's stock.

We begin 2005 with enthusiasm, given our positive overall results for 2004. Richmont Mines is favourably positioned in the market, with advanced exploration projects nearing the production stage and others that appear to be promising. Based on the drilling results obtained in 2004, Richmont Mines calculates that as at December 31 proven and probable reserves were estimated to be 176,000 ounces of gold, measured and indicated resources to be 640,700 ounces of gold and inferred resources to be 802,900 ounces of gold.

In 2005, operational activities will be concentrated at the Beaufor Mine, where we expect to produce 54,000 ounces of gold. If the Company decides to bring the East Amphi project into production, this deposit could provide an additional 6,000 ounces of gold during the fourth quarter of 2005. In the longer term, given the potential output of the Island Gold project, production for 2006 could exceed 100,000 ounces of gold, thus allowing us to reap the rewards of our 2004 exploration efforts. We expect all three of these deposits to be in production in 2007. Mining activities at the Beaufor, East Amphi and Island Gold sites will then contribute to an increase in annual production.

Given the current economic situation, the members of the Richmont Mines management team believe that conditions in 2005 will favour the natural resources sector. The mining industry will continue to consolidate through acquisitions and partnerships, and for the past few years the Company has adopted a business strategy in keeping with this trend so as to maximize its potential through the efficient use of its financial and professional resources. It currently has no hedging contracts on gold or currency, and barring unforeseen circumstances this policy is unlikely to change.

In closing, on behalf of ourselves and the entire management team, we would like to warmly thank all the employees who have contributed to the Company' success. We would also like to take this opportunity to thank the members of the Board of Directors, who by sharing their knowledge have demonstrated their commitment to making Richmont Mines a future-oriented Company. The dynamism of our teams and the synergy within our organization renew our determination to pursue the growth of Richmont Mines, so as to ensure that the Company joins the ranks of intermediate gold producers within three to four years.

Louis Dionne
President and Chief Executive Officer

Jean-Guy Rivard
Chairman of the Board

March 18, 2005

PRODUCTION

Beaufor Mine

In 2004, 76% of the total sales of Richmont Mines came from the Beaufor deposit. A total of 266,793 tonnes with a recovered average grade of 6.13 grams of gold per tonne was processed, compared with 255,845 tonnes at a recovered average grade of 6.78 grams of gold per tonne the previous year. In total, 52,623 ounces of gold produced at a cash cost of US$308 were sold compared with 55,774 ounces of gold produced at a cash cost of US$245 in 2003. This 26% increase in cost is primarily attributable to the appreciation of the Canadian dollar because cash cost are incurred in Canadian dollars and presented in US dollars and to a 9% decrease in gold grades.

In December 2004, Richmont Mines completed a resource calculation for the Beaufor property that established proven and probable reserves at 176,000 ounces of gold and indicated and measured resources at 173,400 ounces. In an effort to maintain the production level of this deposit and extend its lifespan, the Company will invest $1.5 million in exploration in 2005, along with approximately an additional $1.5 million in underground development and the purchase of equipment. In 2005, Richmont Mines plans to extract 255,000 tonnes of ore with an average grade of 6.58 grams of gold per tonne, producing an estimated total of 54,000 ounces of gold.

Hammerdown Mine

In 2004, the Hammerdown Mine generated 24% of Richmont Mines' total sales. In total, 40,058 tonnes of ore with a recovered average grade of 12.88 grams of gold per tonne were processed, compared with 87,659 tonnes of ore with a recovered average grade of 13.17 grams of gold per tonne the previous year. In total, 16,584 ounces of gold produced at a cash cost of US$251 were sold in 2004, compared with 37,118 ounces of gold produced at a cash cost of US$230 in 2003. This increase in costs in US dollars is also attributable to the appreciation of the Canadian currency and to the slightly decrease of gold grade of the ore extracted.

As planned, the Company closed the mine in May 2004 and subsequently ensured that the site rehabilitation work was carried out in compliance with the standards established by the province of Newfoundland and Labrador. Upon completion, the work was approved by the authorities. Between the initiation of operations in July 2001 and the closing of the mine, Hammerdown produced slightly more than 143,000 ounces of gold.

Camflo Mill

Over the course of 2004, the mill processed 334,164 tonnes of ore compared with 252,003 the previous year, representing a 33% increase in the use of its capacity. The Beaufor Mine remains the primary source of ore, and custom-milling contracts account for the rest of the tonnage processed.

In 2005, Richmont Mines expects to obtain a number of contracts to process a total of approximately 30,000 tonnes of ore. However, some availability at the mill will be reserved for ore from the East Amphi property, where a decision regarding the initiation of production will be made at the end of the second quarter of 2005.

EXPLORATION

East Amphi

In 2004, a $10.5 million investment allowed the Company to carry out a major exploration programm on the East Amphi property. Over 2,100 metres were drilled to create an exploration ramp as well as bays, drifts and crosscuts. A total of 12,700 metres of surface drilling and 1,350 metres of underground drilling were completed. This led to the reassessment of the measured and indicated resources of this deposit, which now stand at 180,400 ounces of gold with an average grade of 6.05 grams per tonne, and of its inferred resources, which currently total 173,500 ounces of gold with an average grade of 5.72 grams per tonne.

Drilling is scheduled to continue until the end of June 2005, when the Company will decide if the East Amphi deposit will be brought into commercial production. If the decision is favorable, the information available at present indicates that production at the East Amphi mine could begin during the fourth quarter of 2005.

Island Gold

In 2004, given the encouraging results contained in the technical report (43-101) submitted in October, Richmont Mines exercised its option to acquire a 55% interest in the Island Gold project from Patricia Mining Corp. by bringing the deposit into production or by investing up to $10 million. The Company became project manager as of January 1, 2005 and is preparing a major exploration program for 2005.

As at December 31, 2004, the indicated resources identified in the Island zone totalled 273,000 tonnes with an average grade of 12.30 grams per tonne, or 108,000 ounces of gold, and the inferred resources stood at 332,700 tonnes with an average grade of 12.90 grams per tonne, or 138,000 ounces of gold. The major infrastructures already on site and the high average grade of the deposit are major assets that make the Island Gold project a priority for Richmont Mines. Note that this deposit could be brought into production at the end of the second quarter of 2006.

At the end of 2004, the Company invested $250,000 to initiate an additional exploration program. In 2005, Richmont Mines plans to invest $8 million to pursue work on this project.

Valentine Lake

In 2004, an exploration program was conducted on the Valentine Lake property, where Richmont Mines has the option to acquire a 70% interest in the project from Mountain Lake Resources by investing an additional $1.5 million before October 31, 2007. The results are encouraging and establish inferred resources at 359,500 ounces of gold with an average grade of 8.51 grams per tonne.

To date, over $1 million has been invested, and the work completed has confirmed the presence of characteristics such as high grades of gold, a major thickness, and the steep dip and shallow depth of the mineralized zone. For all these reasons, the Valentine Lake has become Richmont Mines' key exploration target in Newfoundland, and the Company plans to invest $0.5 million in this project in 2005.

EXPLORATION (CONTINUED)

Wasamac

By the end of 2004, Richmont Mines had completed 3,850 metres of drilling, thus extending the mineralized zone over 1.1 kilometres laterally to a depth of 800 metres. The resource calculation indicates inferred resources of 1,280,000 tonnes with an average grade of 6.92 grams per tonne, or 285,200 ounces of gold. In 2005, an additional $100,000 will be invested to carry out the drilling required to adequately assess the extensions of the gold system. The Company believes that the potential of this property can be increased laterally and at depth.

Monique

Louvem Mines Inc. (Louvem), a company in which Richmont Mines has a 70% interest, holds an 81% interest in the Monique property. In 2004, 3,900 metres of drilling was completed, facilitating the extension of the drilled zone, which remains open at depth, by over 200 meters laterally and 400 metres vertically. In 2005, Louvem plans to assess the potential of the property, which contains 11 mineralized zones, so as to define new drilling targets.

Sewell et Cripple Creek

In 2004, over 1,000 metres of drilling was carried out on the Sewell property. The gold system remains open at depth toward the north and northwest. On the Cripple Creek property, also located near Timmins, Ontario, 1,900 metres of drilling was completed, identifying the westward extension of the structure containing the main gold zone on the property over more than 800 metres. In 2005, a $150,000 exploration program will be conducted to verify the possible extensions of this zone as well as the intersections identified in 2004.

Camflo Northwest

In 2004, 438 metres of drilling was completed on the Camflo Northwest property. However, this work produced no significant results. In 2005, Richmont Mines plans to invest $65,000 to verify by drilling the extension at depth in the zone adjacent to the Black Cliff deposit. By the end of 2005, Richmont Mines will have invested a total of $200,000 over three years, allowing the Company to acquire a 50% interest in the Camflo Northwest project.

This property is located near the old Camflo Mine, and one of the neighboring properties encompasses the Black Cliff deposit, which includes a major gold system. The data that the Company has gathered suggest that the dip of the main zone in the Black Cliff deposit may incline toward the Camflo Northwest property, which may thus include a gold zone open at depth. This will be the target of the drilling work that Richmont Mines has planned for 2005.

Francoeur area

In 2004, the Company did not do any major exploration work at the Francoeur Mine. However, over the course of the year, Richmont Mines entered into an exploration agreement with Cadillac-West Explorations Inc., a Vancouver-based company that owns various mining properties near the Francoeur Mine. This company has agreed to invest $0.5 million in exploration by November 22, 2005, at which point it will be entitled to acquire a 50% interest in the Norcoeur and Lac Fortune properties from Richmont Mines by carrying out $2.2 million and $1.5 million worth of exploration respectively over three years. Cadillac-West Explorations has informed Richmont Mines that a drilling program has begun in February 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS

(All dollar figures are in Canadian dollars, unless otherwise stated)

In this report, the management of Richmont Mines seeks to present the highlights of the Company's activities in 2004. In addition to updated information about the prevailing market conditions in 2004, management's discussion and analysis reviews the Company's operational and financial activities. Readers are encouraged to consult the sections of the annual report that discuss production and exploration for more detailed information about the Company's current and future operations. The significant accounting policies used by Richmont Mines as well as other financial information appear in the audited financial statements and the accompanying notes.

COMPANY PROFILE

Strategy and objectives

As a gold producer, Richmont Mines focuses its activities on the development and operation of underground gold mines and on advanced exploration.

Its properties are located in the provinces of Quebec, Ontario and Newfoundland. Richmont Mines owns one operating mine, two ore-processing mills, two advanced exploration projects and several exploration properties. Its headquarters is in Rouyn-Noranda, Quebec, Canada.

In 2004, the Company confirmed and pursued its primary business objective, which is to enhance Richmont Mines' value for shareholders by increasing its ore reserves and resources and to achieve production of more than 200,000 ounces of gold annually within three or four years. Richmont Mines intends to carry out its business plan by optimizing the use of all of its current properties, continuing to develop projects that are under way and acquiring new projects.

In view of the apparent continued strength of the price of gold and Richmont Mines' solid financial position, the Company plans to carry forward its exploration programs at its most promising properties, namely East Amphi, Island Gold and Valentine Lake, by taking advantage of the expertise of its management team. This strategy will allow Richmont Mines to pursue the development of its ore reserves and resources in support of the planning of the Company's growth by bringing the East Amphi and Island Gold properties to the stage of production in 2005 and 2006, respectively, if decisions favour this action.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

Summary of the quarterly results

The quarterly fluctuations in revenues observed over the preceding eight quarters are directly connected to sales of gold, which follow changes in production. As it happens, the quarterly fluctuations affecting net earnings or loss are also influenced by this factor. Except for the quarter ended December 31, 2004, the yield of the Beaufor and Hammerdown mines was responsible for Richmont Mines' total production. In May 2004, following the depletion of the reserves, the Company extracted the last tonnes of ore from the Hammerdown Mine and sold off ounces of gold until July 2004. Since then, the activities of the Beaufor Mine have been yielding all of Richmont Mines' gold production.

In addition, in order to position itself favourably for sustained growth by maintaining its mining operations, Richmont Mines has made significant investments over the past quarters in order to explore and develop its properties so that it will eventually be able to advance them into production.

The highlights that explain the tendency seen over the past eight quarters should be seen in the light of the implementation of a growth strategy that aims to make Richmont Mines an intermediate gold producer. During the fourth quarter of 2003, the Company acquired the East Amphi property for an investment of $7 million. After that, it invested more than $10 million to implement an underground exploration program. This deposit may lead to gold production and cash flow starting in the fourth quarter of 2005.

QUARTERLY REVIEW 2004

	1st	2nd	3rd	Quarter 4th	Year
KEY FINANCIAL DATA *(thousands of CAN$)*					
Total revenues	6,882	13,469	10,131	9,159	**39,641**
Operating costs	5,115	9,352	5,885	5,743	**26,095**
Royalties	101	141	89	99	**430**
Custom milling	-	-	414	559	**973**
Administration	1,225	526	551	735	**3,037**
Exploration and evaluation of projects	759	556	902	1,258	**3,475**
Accretion expense[1]	43	44	43	30	**160**
Depreciation and depletion	913	1,132	1,026	477	**3,548**
Mining and income taxes	(176)	350	365	92	**631**
Minority interest	24	216	114	206	**560**
Net earnings (loss)	(1,122)	1,152	742	(40)	**732**
Cash flow from operations[2]	398	2,380	2,201	1,096	**6,075**
Acquisition of property, plant and equipment	1,527	2,977	3,384	4,737	**12,625**
Cash, cash equivalents and short-term investments	27,002	28,284	28,308	26,080	**26,080**
Working capital	30,290	28,853	28,726	25,925	**25,925**
Shareholders' equity	43,568	44,160	44,897	45,412	**45,412**
KEY PER-SHARE DATA *(CAN$)*					
Net earnings (loss)	(0.07)	0.07	0.05	-	**0.05**
Weighted average number of common shares outstanding *(thousands)*	16,180	16,172	16,088	16,069	**16,127**
Shares outstanding *(thousands)*	16,222	16,100	16,072	16,170	**16,170**
OUNCES OF GOLD SOLD					
Beaufor Mine	6,962	19,185	11,502	14,974	**52,623**
Hammerdown Mine	5,221	5,402	5,961	-	**16,584**
Total	12,183	24,587	17,463	14,974	**69,207**

KEY PER-OUNCE DATA	CAN$	US$	CAN$	US$	CAN$	US$	CAN$	US$	CAN$	US$
Average exchange rate for 2004	*1.30*	*1.00*	*1.30*	*1.00*	*1.30*	*1.00*	*1.30*	*1.00*	*1.30*	*1.00*
Selling price	542	416	536	412	529	406	531	408	**534**	**410**
Market price	531	408	511	393	522	401	565	434	**534**	**410**
Cash cost										
Beaufor Mine	434	333	400	307	397	305	391	300	**401**	**308**
Hammerdown Mine	420	323	335	257	235	181	-	-	**326**	**251**
Weighted average	428	329	386	297	342	263	391	300	**383**	**294**
Depreciation and depletion	69	53	42	32	53	41	19	15	**45**	**35**
Total cost	497	382	428	329	395	304	410	315	**428**	**329**

[1] of asset retirement obligations
[2] before net change in non-cash working capital items and payment of asset retirement obligations

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW 2003

	1st	2nd	3rd	Quarter 4th	Year
KEY FINANCIAL DATA *(thousands of CAN$)*					
Total revenues	9,697	15,138	11,903	13,571	**50,309**
Operating costs	5,760	9,059	6,914	8,592	**30,325**
Royalties	152	284	198	217	**851**
Administration	658	766	609	739	**2,772**
Exploration and evaluation of projects	1,685	1,003	1,003	(65)	**3,626**
Accretion expense[1]	37	38	38	38	**151**
Depreciation and depletion	827	1,650	1,153	1,188	**4 818**
Mining and income taxes	156	707	778	85	**1,726**
Minority interest	222	316	223	244	**1,005**
Net earnings	200	1,315	987	2,533	**5,035**
Cash flow from operations[2]	1,355	3,031	2,544	3,970	**10,900**
Acquisition of property, plant and equipment	247	633	331	8,065	**9,276**
Cash, cash equivalents and short-term investments	28,193	30,821	32,688	30,084	**30,084**
Working capital	31,481	33,968	34,760	31,184	**31,184**
Shareholders' equity	38,016	39,532	40,485	43,608	**43,608**
KEY PER-SHARE DATA *(CAN$)*					
Net earnings	0.01	0.09	0.06	0.16	**0.32**
Weighted average number of common shares outstanding *(thousands)*	15,855	15,931	15,920	15,996	**15,926**
Shares outstanding *(thousands)*	15,916	15,951	15,960	16,074	**16,074**
OUNCES OF GOLD SOLD					
Beaufor Mine	11,452	15,754	12,804	15,764	**55,774**
Hammerdown Mine	6,076	13,704	8,716	8,622	**37,118**
Total	17,528	29,458	21,520	24,386	**92,892**

KEY PER-OUNCE DATA	CAN$	US$	CAN$	US$	CAN$	US$	CAN$	US$	CAN$	US$
Average exchange rate for 2003	*1.40*	*1.00*	*1.40*	*1.00*	*1.40*	*1.00*	*1.40*	*1.00*	*1.40*	*1.00*
Selling price	520	371	485	346	525	375	550	392	**518**	**370**
Market price	493	352	486	347	509	363	548	391	**509**	**363**
Cash cost										
Beaufor Mine	342	245	327	233	322	230	380	271	**344**	**245**
Hammerdown Mine	327	233	305	218	343	245	328	234	**323**	**230**
Weighted average	337	240	317	226	331	236	362	258	**336**	**240**
Depreciation and depletion	44	31	53	38	51	36	46	33	**49**	**35**
Total cost	381	271	370	264	382	272	408	291	**385**	**275**

[1] of asset retirement obligations
[2] before net change in non-cash working capital items and payment of asset retirement obligations

RICHMONT MINES INC.

FINANCIAL REVIEW 2000 TO 2004

(Years ended December 31)	2004	2003	2002	2001	2000
KEY FINANCIAL DATA *(thousands of CAN$)*					
Total revenues	39,641	50,309	51,776	35,044	34,792
Production costs	27,498	31,176	26,079	20,777	22,906
Administration	3,037	2,772	3,874	1,660	1,197
Exploration and evaluation of projects	3,475	3,626	3,728	460	190
Evaluation and maintenance charges					
Beaufor Mine	-	-	-	1,284	744
Accretion expense[1]	160	151	143	129	113
Expense of asset retirement	-	-	100	-	-
Depreciation and depletion	3,548	4,818	6,812	5,028	5,799
Mining and income taxes	631	1,726	3,936	1,123	2,063
Minority interest	560	1,005	31	-	(688)
Net earnings before write-down					
of mining assets	732	5,035	7,073	4,583	2,468
Write-down of mining assets	-	-	-	4,163	5,964
Recovery of mining					
and income taxes	-	-	-	(864)	(614)
Net earnings (loss)	732	5,035	7,073	1,284	(2,882)
Cash flow from operations[2]	6,075	10,900	16,032	8,976	9,552
Acquisition of property, plant and equipment	12,625	9,276	2,095	7,590	7,185
Cash, cash equivalents and short-term					
investments	26,080	30,084	30,979	15,606	11,252
Working capital	25,925	31,184	29,756	14,287	13,780
Shareholders' equity	45,412	43,608	37,149	26,493	25,216
KEY PER-SHARE DATA *(CAN$)*					
Net earnings (loss)	0.05	0.32	0.46	0.09	(0.19)
Weighted average number of common shares					
outstanding *(thousands)*	16,127	15,926	15,339	15,052	15,156
Shares outstanding *(thousands)*	16,170	16,074	15,747	15,051	15,057
OUNCES OF GOLD SOLD					
Beaufor Mine *(50% in 2000)*	52,623	55,774	54,374	-	18,940
Hammerdown Mine	16,584	37,118	48,316	32,533	-
Francoeur Mine	-	-	-	34,500	20,406
Nugget Pond Mine	-	-	-	14,120	38,195
Total	69,207	92,892	102,690	81,153	77,541

KEY PER-OUNCE DATA	CAN$	US$	CAN$	US$	CAN$	US$	CAN$	US$	CAN$	US$
Average exchange rate	*1.30*	*1.00*	*1.40*	*1.00*	*1.57*	*1.00*	*1.55*	*1.00*	*1.49*	*1.00*
Selling price	534	410	518	370	485	309	420	271	433	292
Market price	534	410	509	363	487	310	420	271	416	280
Cash cost										
Beaufor Mine *(50 % en 2000)*	401	308	344	245	256	163	-	-	348	234
Hammerdown Mine	326	251	323	230	251	159	178	115	-	-
Francoeur Mine	-	-	-	-	-	-	288	186	353	238
Nugget Pond Mine	-	-	-	-	-	-	362	234	211	142
Weighted average	383	294	336	240	254	162	257	166	284	191
Depreciation and depletion	45	35	49	35	61	39	60	39	63	42
Total cost	428	329	385	275	315	201	317	205	347	233

NUMBER OF EMPLOYEES	180	232	234	141	196

[1] of asset retirement obligations
[2] before net change in non-cash working capital items and payment of asset retirement obligations

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

Production in 2004

Richmont Mines' gold sales rose to 69,207 ounces in 2004, compared with 92,892 ounces in 2003 and 102,690 ounces in 2002. The decline in gold sales in 2004 is due primarily to the reduction of Richmont Mines' gold production, which came to 67,094 ounces, compared with 92,601 ounces in 2003, because of the decrease in grades at the Beaufor Mine and the planned closure of the Hammerdown Mine in May 2004 as a result of the depletion of its ore reserves. The gold production from this deposit totalled more than 143,000 ounces since its opening in July 2001.

In 2004, the Hammerdown Mine yielded 40,058 tonnes of ore with an average recovered grade of 12.88 grams per tonne, for total sales of 16,584 ounces of gold produced at a cash cost of US$251, compared with 87,659 tonnes of ore with an average recovered grade of 13.17 grams per tonne, for total sales of 37,118 ounces of gold produced at a cash cost of US$230, in the previous year. In 2002, Richmont Mines extracted 94,495 tonnes of ore with an average recovered grade of 15.90 grams per tonne, for total sales of 48,316 ounces of gold produced at a cash cost of US$159.

Mining activities at the Beaufor Mine in 2004 generated 266,793 tonnes of ore with an average recovered grade of 6.13 grams per tonne, for total sales of 52,623 ounces of gold produced at a cash cost of US$308, compared with 255,845 tonnes of ore with an average recovered grade of 6.78 grams per tonne, for total sales of 55,774 ounces of gold produced at a cash cost of US$245 in 2003. In 2002, Richmont Mines extracted 194,847 tonnes of ore with an average recovered grade of 8.68 grams per tonne, for total sales of 54,374 ounces of gold produced at a cash cost of US$163.

These increases in the costs of production are attributable primarily to the decline in the grades of ore extracted from the Beaufor and Hammerdown mines. In addition, since these costs are incurred in Canadian dollars but reported in US dollars, production cash costs were also increased by the appreciation of the Canadian dollar, which rose in value from an average of US$0.64 in 2002 to US$0.71 in 2003, and again to US$0.77 in 2004.

Summary of operational and financial results for 2004

In 2004, Richmont Mines made investments of $13,979,583 in exploration, and the results obtained moved the Company closer to the achievement of its main business objective. In particular, the work completed led the East Amphi project towards a decision to go into production that should be made in the second quarter of 2005. In the event of a favourable decision, the project could be moved into production in the fourth quarter of 2005 and, therefore, begin to generate cash flow.

In addition, in December 2004, Richmont Mines exercised the option to acquire from Patricia Mining Corp. a 55% interest in the Island Gold project by moving it closer to production or by investing up to $10 million. In a single year, Richmont Mines positioned itself favourably to ensure its growth over the next several years. With cash flow generated by the Beaufor Mine and the available cash at December 31, 2004, the Company will be able to continue its exploration and development programs.

Despite the decline in the Company's production and the large sums that it invested in exploration in 2004, Richmont Mines' activities remained profitable, and the Company delivered net earnings of $732,096, or $0.05 per share, compared with net earnings of $5,034,541, or $0.32 per share, in 2003. During 2002, the Company realized net earnings of $7,072,568, or $0.46 per share.

Thanks to sound and profitable management, the mining operations generated annual cash flow of $7,217,715 in 2004, $8,577,419 in 2003 and $15,935,748 in 2002, which represents, respectively, 18%, 17% and 31% of revenues for each of these years.

The discipline and rigour with which Richmont Mines manages all of its activities ensure its solid financial position, which will enable it to fund its plans for expansion in 2005. The Company has no long-term debt and possessed working capital of $25,925,031 as at December 31, 2004. The Company would have access to various sources of financing if additional capital became necessary to finance its expansion.

Beaufor – In 2004, investments in fixed assets totalled $1,478,118, compared with $1,255,345 in 2003 and $1,293,246 in 2002. Most of the funds invested in 2004 contributed to the development of drifts and raises that will provide access to gold zones that will be mined in the coming years.

DEVELOPMENT WORK CARRIED OUT AT THE BEAUFOR MINE			
	2004	2003	2002
Drifts (meters)	**1,299**	1,026	752
Raises (meters)	**597**	380	410

Sales of gold coming from the Beaufor Mine will be the primary source of revenues for Richmont Mines in 2005. The Company expects to extract 255,000 tonnes of ore with an average recovered grade of 6.58 grams of gold per tonne, for production of 54,000 ounces. Richmont Mines expects to invest $3 million, evenly distributed, in the completion of the drilling of several targets for exploration and in underground development and the purchase of equipment.

Hammerdown – In 2004, exploration did not lead to the identification of new reserves, and therefore Richmont Mines closed the mine down. Work to restore the site, at a cost of $188,037 that was charged to the provision already reported, was begun in the second quarter of 2004. All of the buildings and equipment were removed, the site was secured, and revegetation carried out. In February 2005, Richmont Mines received a letter from the relevant authorities that confirmed that the work had been completed in accordance with the law.

East Amphi – In 2004, Richmont Mines initiated upon a major programm of underground exploration at the East Amphi property for an investment totalling $10,504,244, compared with an investment in 2003 of $7,104,894, which consisted primarily of the acquisition cost of the property.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

In 2004, the sum of $8,856,783 was allocated to the driving of the ramp, to the development of drifts and crosscuts, and to exploration drilling. Altogether, more than 2,100 metres of development had been completed as at December 31, 2004, and the ramp had reached a vertical depth of 170 metres. Furthermore, 12,700 additional metres of surface drilling and 1,350 metres of underground drilling allowed Richmont Mines to re-evaluate the ore resources at this deposit. Investments connected to the construction of infrastructure on the surface and the installation of an underground ventilation system and the purchase of mining equipment were $1,647,461 as at December 31, 2004.

In 2005, the Company plans to complete more than 2,200 metres of underground development, which will include the extension of the ramp to a vertical depth of 200 metres. A total of 13,000 metres of drilling is forecast, starting from levels 125 and 175 and also from the exploration ramp between levels 175 and 200. The underground drilling completed will serve primarily to convert a portion of the established resources into reserves and to verify the extension at depth of the deposit. Following a favourable decision to enter production that is anticipated for June 2005, the East Amphi deposit could yield 6,000 ounces of gold, primarily during the fourth quarter of 2005, and approximately 30,000 ounces of gold annually for the following years.

Island Gold – In 2003, Richmont Mines and Patricia Mining Corp. signed an agreement that, under certain conditions, would grant the Company the option to acquire a 55% interest in the Island Gold property and thus to become the manager of the project by putting the property into production or by investing up to $10 million in exploration work and operations.

In 2004, following the encouraging results obtained during the exploration program stipulated in the agreement and carried out by Patricia Mining Corp., Richmont Mines exercised its option and has been managing the project since January 1 of this year. In 2005, Richmont Mines expects to initiate an exploration program of $8 million in order to complete 14,000 metres of drilling and 2,400 metres of underground development.

TABLE OF RESERVES AND RESOURCES						
	December 31, 2004			December 31, 2003		
	Tonnes (metric)	Grade (g/t Au)	Ounces contained	Tonnes (metric)	Grade (g/t Au)	Ounces contained
Beaufor Mine						
Proven reserves[1]	165,000	6.98	37,000	223,000	7.38	53,000
Probable reserves[1]	500,000	8.66	139,000	700,000	7.96	179,000
Measured resources	54,000	6.27	10,900	56,000	5.53	10,000
Indicated resources	774,000	6.53	162,500	711,000	6.84	156,500
Inferred resources	55,000	9.41	16,700	-	-	-
Hammerdown Mine						
Proven reserves	-	-	-	13,600	12.69	5,550
Probable reserves	-	-	-	27,400	12.69	11,200
Indicated resources	-	-	-	30,700	14.73	14,550
GOLD PROJECTS						
East Amphi						
Measured resources	317,000	6.04	61,500	453,000	4.71	68,600[2]
Indicated resources	610,000	6.06	118,900	1,221,000	4.65	182,600[2]
Inferred resources	943,000	5.72	173,500			
Island Gold[3]						
Indicated resources	150,000	12.30	59,400	-	-	-
Inferred resources	183,000	12.90	75,900	-	-	-
Francoeur						
Indicated resources	885,000	7.90	227,500	885,000	7.90	227,500
Valentine[4]						
Inferred resources	920,000	8.51	251,600	-	-	-
Wasamac						
Inferred resources	1,280,000	6.92	285,200	907,000	7.20	210,000
TOTAL GOLD						
Proven and probable reserves	665,000	8.24	176,000	964,000	8.03	248,750
Measured and indicated resources	2,790,000	7.11	640,700	3,356,700	6.09	659,750
Inferred resources	3,381,000	7.40	802,900	907,000	7.20	210,000

[1] In 2004, based on a gold price of US$400 and an exchange rate of 1.31 (for 2003, US$380 and an exchange rate of 1.31)
[2] Resources established by SNC-LAVALIN in 2002
[3] Richmont's equity interest – Option to acquire 55%
[4] Richmont's equity interest – Option to acquire 70%

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

FINANCIAL ASPECTS

The preparation of financial statements involves making estimates and assumptions that have a significant impact on the reported amounts of revenues, expenses, assets and liabilities. The items most dependent on the use of estimates include the useful life of assets, amortization and depletion calculations based on proven and probable reserves, and the calculation of asset retirement obligations as well as future income and mining taxes. Consequently, future results may differ from these estimates.

Changes in accounting policies

In 2004, the Company adopted the following new accounting policies, which are detailed in note 1 to the consolidated financial statements. In management's discussion and analysis, we wish to discuss those that have had a significant impact on the financial statements.

a)   In 2003, the Company early adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1100 "Generally Accepted Accounting Principles". In this respect, the Company does not include anymore future required additions to property, plant and equipment to extract proven and probable reserves nor those required to classify resources in reserves; this change constitutes a change in accounting principle. In accordance with paragraph 33 c) of Section 1100, this change has been applied prospectively. Following this change in accounting principle, depreciation expense in 2003 amounted to $4,817,968 compared to $6,812,412 in 2002.

b)   Effective January 1, 2002, the Company early adopted the new accounting policy related to the recognition of stock-based compensation charge. Since then, the Company uses the fair value method based on the Black & Scholes option pricing model to record the compensation cost related to the issuance of stock options to employees over the vesting period and a related credit to the contributed surplus. The charge for stock-based compensation has been reported as an administration expense in the consolidated statements of earnings. The amounts were, respectively, $902,370 for 2004, $354,102 in 2003 and $1,831,437 for 2002.

Revenues

Precious metal revenues - For the year ended December 31, 2004, revenues from sales of precious metals reached $36,981,017, compared with $48,103,530 in 2003 and $49,815,082 in 2002. For 2004, the 23% decline in precious metal revenues was attributable primarily to the 25% decrease in ounces of gold sold by Richmont Mines, which was directly related to the closure of the Hammerdown Mine. In 2003, the slight drop in precious metal revenues was due essentially to a slight reduction in production. The average selling price obtained in 2004 was $534 (US$410) per ounce, compared with $518 (US$370) per ounce in 2003 and $485 (US$309) per ounce in 2002.

Other revenues- Other revenues totalled $2,660,390 at the end of 2004 and came primarily from activities related to custom milling and from interest revenues. In 2003, other revenues were $2,205,511, compared with $1,960,728 in 2002, and included $1,006,196 in government assistance, compared with $1,522,996 in 2002, as well as interest revenues. For the years 2002 and 2003, however, no revenues from custom milling were reported.

Expenses

Operating costs – Operating expenses rose from $25,403,492 in 2002 to $30,324,791 in 2003 and fell to $26,094,650 in 2004. This reduction of 14% is due primarily to the closure of the Hammerdown Mine, where only 40,058 tonnes of ore were milled in 2004, compared with 87,659 tonnes in 2003. At the Beaufor Mine, 266,793 tonnes of ore were milled in 2004, compared with 255,845 tonnes in 2003. In 2002, a total of 94,495 tonnes of ore from the Hammerdown Mine were milled, in addition to 194,847 tonnes from the Beaufor Mine. The difference in production between 2003 and 2002 explains the rise of 19% in operating costs in 2003.

For the 69,207 ounces of gold sold, the average production cost per ounce was $383 (US$294) in 2004, compared with $336 (US$240) for 2003, when 92,892 ounces of gold were sold, and with $254 (US$162) for 2002, when 102,690 ounces of gold were sold. For the three years being compared, these increases can be explained, first of all, by the decline in grades of ore extracted from the Beaufor and Hammerdown mines. Second, the costs per ounce in US dollars are also affected by the appreciation of the Canadian dollar when the costs of production, which are incurred in Canadian dollars but expressed in US dollars, are converted. Although the Company has no control over the strength of the dollar, Richmont Mines expects to improve this situation because some changes have been made at the Beaufor Mine with the goal of reducing the production costs and increasing grades, which should come closer to the average grades of the reserves.

Royalties – The royalties paid in 2004 came to $430,325, compared with $851,242 in 2003 and $675,177 in 2002. In 2004, the difference of 49% in royalties paid relative to 2003 is essentially due to the decline in ounces of gold sold and to the exemption from royalties on the last 13,000 ounces produced at the Hammerdown Mine. According to the agreement that makes this provision, Richmont Mines was exempt from paying royalties on the first 70,000 ounces of gold produced and on all production beyond 130,000 ounces. In 2003, the increase of 26% in royalties paid over 2002 was primarily attributable to the fact that 30,400 ounces were exempt from royalties in 2002.

Custom milling – In 2004, in order to maximize the use of its mills, Richmont Mines performed custom milling on approximately 70,000 tonnes of ore for several customers. These activities represented expenditures of $973,056 in 2004. Let us note that the revenues from custom milling are reported in Other revenues in the consolidated statements of earnings.

Administration – Administrative expenses reached $3,036,622 in 2004, compared with $2,772,658 in 2003 and $3,874,181 in 2002. The difference of 10% between the years 2004 and 2003 is essentially attributable to two factors. The first, which entailed an increase of $548,268 in administrative expenses, concerns the amount attributed to stock-based compensation, which rose from $354,102 in 2003 to $902,370 in 2004. The second, which led to a reduction in expenses, was due to the transfer of a portion of administrative salaries to the entry "Exploration and evaluation of projects" as a result of the increase in Richmont Mines' exploration-related activities in 2004. The decline of approximately 28% in administrative expenses between 2002 and 2003 can be explained primarily by a decrease in the amount coming from stock-based compensation.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

Exploration and evaluation of projects – As in previous years, Richmont Mines continued its investments related to exploration and the evaluation of projects. These rose to $3,475,339 in 2004, compared with $3,626,107 in 2003 and $3,727,600 in 2002. This stability reflects the Company's diligent search for new projects and supports its approach to business, which aims to make Richmont Mines an intermediate gold producer within three or four years.

At the Beaufor mine, investments in 2004 totalled $980,166, compared with $1,221,682 in 2003 and $808,244 in 2002. From year to year, these amounts are invested in exploration in order to extend the lifespan of the mine.

At the Hammerdown Mine, the amounts of $248,109, $515,200 and $384,595 were invested in exploration in 2004, 2003 and 2002, respectively. Because the work completed did not yield conclusive results, Richmont Mines had to close the mine in 2004, due to the depletion of the reserves.

In 2004, no major exploration work was performed at the Francoeur Mine. Nonetheless, an agreement was concluded in 2004 between Richmont Mines and Cadillac-West Explorations, which committed itself to investing $0.5 million in exploration by November 22, 2005, after which it will be able to acquire from Richmont Mines a 50% interest in the Norcoeur and Lac Fortune group of properties, which is located in the area of the Francoeur Mine, by completing $2.2 million in exploration work and $1.5 million over three years. In 2003 and 2002, the Francoeur Mine saw exploration work totalling $1,776,152 and $2,331,734, respectively, which was undertaken with the aim of resuming production.

In 2004, an investment of $1,025,491 was made in the Valentine Lake property, which has proven to be the most important target of exploration for Richmont Mines in Newfoundland. Surface drilling was performed and the inferred resources were estimated at approximately 359,500 ounces of gold with an average grade of 8.51 grams per tonne. Richmont Mines will be able to acquire a 70% interest in this project from Mountain Lake Resources by investing an additional amount of $1.5 million before October 31, 2007.

At the Wasamac property, the amount of $290,982 was invested in 2004, compared with $551,320 in 2003 and $29,412 in 2002. The exploration programs completed yielded interesting results, and additional amounts will be invested with the goal of completing work in the coming years to evaluate the property's potential.

Investments of approximately $925,361 in 2004, $421,041 in 2003 and $20,008 in 2002 were made in Richmont Mines' other properties. These amounts include exploration work done at the Island Gold, Sewell and Cripple Creek properties, located in Ontario, and at Camflo Northwest and Monique, located in Quebec.

Accretion expense of asset retirement obligations – This charge totalled $159,726 in 2004, compared with $150,848 in 2003 and $142,984 in 2002. As the Company's production and exploration activities are subject to a variety of laws and federal and provincial regulations governing the protection of the environment, the Company has reported the asset retirement obligations for the mining sites on the basis of management's best estimate of the future costs. These estimates may be subject to changes if the laws and regulations are changed or if new contingencies arise.

Depreciation and depletion – The amounts related to depreciation and depletion totalled $3,548,287 in 2004, compared with $4,817,968 in 2003 and $6,812,412 in 2002. The differences are attributable primarily to the sales of gold, which fell from 102,690 ounces in 2002 to 92,892 ounces in 2003, and again to 69,207 ounces in 2004, as well as to the effect of the change in the accounting policy for reporting depreciation that was adopted in 2003.

Mining and income taxes – In 2004, mining and income taxes were $631,437, compared with $1,725,596 in 2003 and $3,935,969 in 2002. This decline is attributable primarily to the reduction in earnings before taxes.

Minority interest – The minority interest recognized in the consolidated results, which totalled $559,869 in 2004, compared with $1,005,290 in 2003 and $31,427 in 2002, represents the share of earnings due to the minority shareholders of Louvem Mines Inc., in which Richmont Mines owns a 70% interest.

Net earnings

The Company's net earnings reached $732,096, or $0.05 per share, in 2004, compared with $5,034,541, or $0.32 per share, in 2003 and $7,072,568, or $0.46 per share, in 2002. For these three years, the differences are attributable primarily to the decline in precious metal revenues that is due to lower production and lower sales and to the decrease in grades, which entailed an increase in operating expenses.

Assets

The total assets of Richmont Mines increased from $53,495,197 as at December 31, 2003, to $56,193,554 as at December 31, 2004. This increase in assets is primarily the result of expenses incurred in costs of development for the East Amphi property. These expenses contributed to the $10,504,244 increase in fixed assets in 2004. Since these investments were financed with the Company's cash reserves, short-term assets fell by 15% relative to the previous year, to total $30,700,076 as at December 31, 2004.

Future mining and income taxes

Note that future income and mining taxes were recognized as both assets and liabilities, since the amounts pertain to different corporate entities and various legislations as federal, provincial and mining taxes. Note 6 to the financial statements provides detailed information about tax rate reconciliation as well as future income tax assets and liabilities.

Future income tax assets totalled $2,575,641, before a valuation allowance. They came from fixed assets (in the amount of $1,311,075), asset retirement obligations ($1,063,643) and loss carry-forward ($200,923). The loss carry-forward consist of capital losses of $869,540 that can be claimed indefinitely.

Since the Company anticipates that it is more likely than not that it will recover a portion of its future tax assets, an amount of $1,689,760, after valuation allowance, was accounted for in the balance sheet. The valuation allowance, totalling $885,881, consists of income tax assets that probably cannot be recovered, including an amount of $350,212 from Newfoundland, where mining production is no longer being conducted, as well as an amount of $535,669 related to the asset retirement obligations of the Camflo Mill.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

The available non-refundable provincial tax credits of $961,338 that can be carried forward for ten years were not recorded as tax assets because the Company is not confident that they will be used taxes due in future years. All futur income tax liabilities, which total $1,490,336, were recorded.

Shareholders' equity

The change in shareholders' equity results mainly from the increase in capital stock and contributed surplus. Capital stock rose from $28,346,424 in 2003 to $29,236,630 in 2004 as a result of the issue of common shares following the exercise of options as well as private flow-through share financing. The contributed surplus rose from $2,008,971 in 2003 to $2,894,356 in 2004. The difference of $885,385 is primarily attributable to the charge for stock-based compensation.

At year-end 2004, Richmont Mines had only 16,169,653 shares outstanding and had granted 1,842,500 options under its stock-option purchase plan.

Cash flow from operations

The decline in the Company's net earnings affected cash flow from operations before net change in non-cash working capital and payments of asset retirement obligations, which fell from $16,032,057 in 2002 to $10,900,358 in 2003 and again to $6,075,315 in 2004.

Cash flow used in investments

In 2004, Richmont Mines made major investments in exploration at the East Amphi Property. The work and the asset acquisitions made, at a total cost of $10,504,244, are detailed under the heading "Summary of operational and financial results for 2004 – *East-Amphi*". In 2003, a total of $7,104,894 was invested in the acquisition of the property. Just as last year, much development work was performed at the Beaufor Mine, at a cost of $1,478,118, as discussed in detail under the heading "Summary of operational and financial results for 2004 – *Beaufor*", whereas these costs totalled $1,255,345 in 2003 and $1,293,246 in 2002.

In 2004, security deposits totalling $1,286,061 were made, principally to ensure the restoration of Richmont Mines' mining sites. On the other hand, the Company now has a credit facility of $3 million, with no security requirement other than the maintenance of cash and cash equivalents in excess of $10 million, for the issuance of letters of credit in regard to the settlement of asset retirement obligations.

In 2004, an investment of $642,216 is recorded under the caption "Other investments". This investment contributed primarily to site improvement work at the Camflo Mill for the restoration of its tailings site. In 2003, the sum of $681,020 was also invested to restore the mill building and its equipment, while in 2002 investments in this mill totalled $312,442. In addition, in the course of this year, $318,003 went to the purchase of the Sewell and Cripple Creek properties in Ontario.

Cash flow from financing activities

During fiscal year 2004, the Company issued 203,000 shares following the exercise of stock options for an amount of $705,650. It also completed a private placement by issuing 110,000 common flow-through shares for an amount of $770,000. Through its share buyback program, Richmont Mines also redeemed 217,000 common shares for a total amount of $1,088,001.

In 2003, the Company issued 380,900 shares following the exercise of stock options for an amount of $1,158,320 in. It completed a private placement by issuing 60,753 common flow-through shares for a net amount of $500,000. The same year, Richmont Mines redeemed 115,300 common shares through its share buyback program for a total amount of $577,201.

In 2002, the Company issued 696,100 common shares following the exercise of stock options, for a cash amount of $1,770,855.

Cash, cash equivalents and short-term investments

Despite investment in fixed assets in the amount of $12,624,578 and a decrease in net earnings that was directly related to the decline in gold sales, Richmont Mines was able to retain a large amount of liquidity in 2004. As at December 31, the Company had $25,269,901 in cash and cash equivalents, compared with $29,083,879 last year and $19,473,235 in 2002. The change of 13% compared with 2003 is essentially attributable to the major investments incurred in 2004. In 2003, the significant increase of 49% in cash and cash equivalents over 2002 was due largely to sales of short-term investments in the amount of $10,505,685.

Commitments and contingency

In July 2001, Richmont Mines reached an agreement with the Quebec Ministry of Natural Resources entitling the Company to a total of $2.7 million in government assistance. However, if the conditions stated below arise, the amount may become repayable in three equal payments of $900,000:

- The Beaufor Mine remains in production for the twelve months of each of the reference years, which begin on August 1 and end on July 31 in each of 2005, 2006 and 2007.

- The average price of gold for each of the reference years exceeds US$325 per ounce.

Since it was not possible to determine the amount of any such repayment as at December 31, 2004, no provision was recorded for this purpose.

In addition, the Company is subject to royalty payments on the output of the Beaufor Mine and also on certain other properties, if they enter into commercial production.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

RISKS AND UNCERTAINTIES

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. Here is a non-exhaustive list of the main critical factors that must be taken into account when evaluating a mining company: the company must assume responsibility for replacing its gold reserves, maintaining satisfactory grades, dealing with a certain amount of uncertainty associated with exploration, respecting the environment at all times by preparing site-restoration plans, providing for the well-being of its workers so as to avoid labour disputes and ensuring their safety by preventing mining accidents. The profitability of a gold producer is also linked to factors beyond its control, such as gold prices, exchange rates, inflation, interest rates and changes to effective regulations. Richmont Mines has consistently met these challenges, while paving the way for a promising and profitable future.

Labour relations

Richmont Mines offers its employees competitive compensation, including attractive benefits, as well as a Stock Option Purchase Plan for management. As at December 31, 2004, the Company employed a total of 180 workers. Safety at work is a priority for Richmont Mines, and the Company spares no effort in this regard; on each site there is a very active health and safety committee. Furthermore, thanks to employee safety awareness, the Beaufor Mine has had a good record of health and safety in the workplace for the past four years, with two periods of more than one year each with no compensable accidents. The employees at the Camflo Mill are just as safety-conscious, and the health and safety record there shows no compensable accidents for more than three years.

Commitment to our communities

Since Richmont Mines considers higher education to be very important, it is continuing its policy of offering scholarships to employees' children registered in full-time university programs. In 2004, eighteen $1,000 scholarships were awarded. Since instituting this program in 1994, the Company has granted $144,000 in scholarships.

The Company also supports a number of university foundations as well as several sports and cultural organizations in the communities near its operating sites.

Environment

Since environmental friendliness is one of the main preoccupations of the management of Richmont Mines, every effort is made to respect increasingly strict environmental regulations. The Company provides for the adequate closure of its operating sites once reserves are depleted. In 2004, Richmont Mines guaranteed the restoration of its mining sites through letters of credit, in the amount of $1,478,190, whereas last year it resorted to certificates of deposit. Tailings sites are one of the most critical environmental concerns for gold producers. Richmont Mines' tailings sites are not acid-generating, which greatly simplifies future site-restoration projects and reduces their cost.

Gold market

In 2004, the gold market saw the average price of gold rise 13% to close at US$410 per ounce, compared with US$363 in 2003 and US$310 in 2002. This growth in recent years has benefited all gold producers, even though the strength of the Canadian dollar reduced its impact for producers in Canada. The main factors that positively affected the gold price are:

- The depreciation of the US dollar and low interest rates.

- The non-hedging or reduced hedging policies of producers.

- The renewal of the Washington Agreement in March 2004, six months before its expiration in September 2004.

- Demand that exceeds the industry's annual production.

- The ongoing geopolitical instability.

Several analysts anticipate that these conditions will be sustained in the years ahead and thus that the gold price will continue to climb.

Exchange rate

The Canadian dollar has increased in value over the past few years, rising from an average of US$0.64 in 2002 to US$0.71 in 2003 and again to US$0.77 in 2004. Since Richmont Mines realizes the majority of its revenues in US dollars, this situation has led to a decrease in cash receipts from gold sales and has thus limited the benefits associated with the rising gold price. For 2005, Richmont Mines is using an exchange rate of US$0.80 to the Canadian dollar in its forecasts.

Financial instruments

In order to minimize the risks associated with fluctuations in the gold price and exchange rates, Richmont Mines occasionally uses derivative financial instruments and short-term gold hedging contracts. As at December 31, 2004 and 2003, Richmont Mines had no gold hedging contracts and no currency exchange contracts. In these years, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements. Previously, gains and losses on short-term hedging contracts and other derivative financial instruments were recorded in the financial results as precious metal revenues upon delivery of the product.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

OUTLOOK

In 2005, Richmont Mines expects to produce 60,000 ounces of gold at a cash cost of approximately US$300 per ounce. Approximately 54,000 ounces will come from the Beaufor Mine and 6,000 ounces from the East Amphi property, which may be able to go into production in the fourth quarter of 2005 if a favourable decision to put it into production is made as expected by the end of June 2005. This reduction in production of approximately 9,000 ounces compared with 2004 reflects a transitional period in which Richmont Mines will maintain its operations at the Beaufor Mine while making major investments in exploration.

Given the anticipated ongoing increase in the market price of gold, Richmont Mines can expect good results for 2005. In order to ensure its future growth and thus become an intermediate gold producer, the Company intends to pursue strategic exploration on its properties in 2005. Richmont Mines forecasts a budget of more than $20 million for exploration at all of its properties. The East Amphi project will receive an investment of $10 million, while investments in the Island Gold property will total $8 million. In addition, $1.5 million will be invested in the Beaufor Mine. Richmont Mines will also invest $0.5 million in the Valentine Lake property, the Company's primary target of exploration in Newfoundland, in order to expand its inferred resources and thus attain a critical mass that will enable it to determine whether or not the project could be economically feasible. The Company plans to finance these expenditures with cash on hand and cash flow from operations but may also resort to various sources of financing if it deems such a move appropriate.

Richmont Mines' production should begin to grow in 2006, when the Beaufor and East Amphi mines will each have been in commercial production for a full year. Furthermore, Richmont Mines' gold production can be expected to increase if the Island Gold project goes into production in the same year. In 2007, Richmont Mines may thus have three mines in operation, benefit from gold production of approximately 120,000 ounces per year, and continue the exploration activities on its other properties.

Additional information and continuous disclosure

Management's discussion and analysis were prepared on March 18, 2005. The Company regularly discloses additional information through news releases, quarterly financial statements and its annual information form (AIF) on the Web site of SEDAR (www.sedar.com) and through Richmont Mines' Web site (www.richmont-mines.com).

Common shares

	2004	2003	2002
Weighted average outstanding	16,126,784	15,926,191	15,339,497
Issued and outstanding	16,169,653	16,073,653	15,747,300
Diluted	18,112,153	17,919,153	17,831,200
Closing price on December 31	**$5.50**	**$6.20**	**$5.84**

Toronto Stock Exchange (TSX) (CAN$)

2004	Share volume (thousands)	High	Low	Close
First quarter	2,266	6.90	5.54	6.20
Second quarter	575	6.30	4.26	4.39
Third quarter	509	5.05	4.00	5.05
Fourth quarter	554	5.60	4.60	5.50
Annual summary	**3,904**	**6.90**	**4.00**	**5.50**

American Stock Exchange (AMEX) (US$)

2004	Share volume (thousands)	High	Low	Close
First quarter	3,460	5.39	4.12	4.73
Second quarter	2,814	4.81	3.15	3.26
Third quarter	1,363	4.05	3.00	3.98
Fourth quarter	1,665	4.76	3.85	4.58
Annual summary	**9,302**	**5.39**	**3.00**	**4.58**

MANAGEMENT'S REPORT

Management is responsible for preparing the consolidated financial statements and for any other information contained in the annual report. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are approved by the Board of Directors. These statements include amounts based on estimates and judgments. All the financial information contained in the report is representative of the data presented in the consolidated financial statements.

Management maintains adequate systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Company assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee. This Committee meets periodically with management, as well as the external auditors, to discuss auditing matters and to review the consolidated financial statements. The Audit Committee reports its findings to the Board for its consideration when approving the consolidated financial statements for issuance to the shareholders. The external auditors, KPMG LLP, have free access to the Audit Committee.

Louis Dionne
President and Chief Executive Officer

Jean-Yves Laliberté
Vice President, Finance

January 21, 2005

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Richmont Mines Inc. as at December 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flow for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Montreal, Canada

January 21, 2005

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31 (in Canadian dollars)	2004	2003	2002
	$	$	$
REVENUES			
Precious metals	36,981,017	48 103 530	49 815 082
Other revenues (note 3)	2,660,390	2 205 511	1 960 728
	39,641,407	50 309 041	51 775 810
EXPENSES			
Operating costs	26,094,650	30,324,791	25,403,492
Royalties	430,325	851,242	675,177
Custom milling	973,056	-	-
Administration	3,036,622	2,772,658	3,874,181
Exploration and evaluation of projects (note 4)	3,475,339	3,626,107	3,727,600
Accretion expense of asset retirement obligations (note 5)	159,726	150,848	142,984
Expense of asset retirement	-	-	100,000
Depreciation and depletion	3,548,287	4,817,968	6,812,412
	37,718,005	42,543,614	40,735,846
EARNINGS BEFORE OTHER ITEMS	1,923,402	7,765,427	11,039,964
MINING AND INCOME TAXES (note 6)	631,437	1,725,596	3,935,969
	1,291,965	6,039,831	7,103,995
MINORITY INTEREST	559,869	1,005,290	31,427
NET EARNINGS	732,096	5,034,541	7,072,568
NET EARNINGS PER SHARE (note 7)			
Basic	0.05	0.32	0.46
Diluted	0.04	0.31	0.45
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	16,126,784	15,926,191	15,339,497

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended December 31 (in Canadian dollars)	2004	2003	2002
	$	$	$
BALANCE, BEGINNING OF YEAR	13,252,364	8,596,132	1,523,564
Net earnings	732,096	5,034,541	7,072,568
Redemption of shares (note 12)	(703,911)	(378,309)	-
BALANCE, END OF YEAR	13,280,549	13,252,364	8,596,132

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31 (in Canadian dollars)	2004	2003
	$	$
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	25,269,901	29,083,879
Short-term investments *(note 8)*	809,900	1,000,000
Accounts receivable *(note 9)*	3,274,976	3,203,269
Inventories *(note 10)*	1,345,299	2,848,758
	30,700,076	36,135,906
SECURITY DEPOSITS	-	1,286,061
PROPERTY, PLANT AND EQUIPMENT *(note 11)*	23,803,718	14,938,778
FUTURE MINING AND INCOME TAXES *(note 6)*	1,689,760	1,134,452
	56,193,554	53,495,197
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued charges	4,349,430	3,507,213
Mining and income taxes payable	425,615	1,444,718
	4,775,045	4,951,931
ASSET RETIREMENT OBLIGATIONS *(note 5)*	2,967,867	3,207,529
MINORITY INTEREST	1,548,771	1,055,917
FUTURE MINING AND INCOME TAXES *(note 6)*	1,490,336	672,061
	10,782,019	9,887,438
SHAREHOLDERS' EQUITY		
Capital stock *(note 12)*	29,236,630	28,346,424
Contributed surplus *(note 13)*	2,894,356	2,008,971
Retained earnings	13,280,549	13,252,364
	45,411,535	43,607,759
Commitments *(note 14)*		
Contingency *(note 15)*		
	56,193,554	53,495,197

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Jean-Guy Rivard
Chairman

Réjean Houle
Director

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended December 31 (in Canadian dollars)	2004 $	2003 $	2002 $
CASH FLOW FROM OPERATIONS			
Net earnings	732,096	5,034,541	7,072,568
Adjustments for:			
Depreciation and depletion	3,548,287	4,817,968	6,812,412
Stock-based compensation	902,370	354,102	1,831,437
Accretion expense of asset retirement obligations	159,726	150,848	142,984
Write-down of short-term investments	110,000	-	219,372
Minority interest	559,869	1,005,290	31,427
Future mining and income taxes	62,967	(462,391)	(78,143)
	6,075,315	10,900,358	16,032,057
Net change in non-cash working capital items and payment of asset retirement obligations	1,142,400	(2,322,939)	(96,309)
	7,217,715	8,577,419	15,935,748
CASH FLOW USED IN INVESTMENTS			
Short-term investments	80,100	10,505,685	(11,725,057)
Security deposits	1,286,061	(1,267,061)	(19,000)
Property, plant and equipment - Beaufor Mine	(1,478,118)	(1,255,345)	(1,293,246)
Property, plant and equipment - Hammerdown Mine	-	-	(62,854)
Property in development East Amphi	(10,504,244)	(7,104,894)	-
Other investments	(642,216)	(915,615)	(738,988)
	(11,258,417)	(37,230)	(13,839,145)
CASH FLOW FROM FINANCING ACTIVITIES			
Issue of common shares	1,475,650	1,658,320	1,770,855
Redemption of common shares	(1,088,001)	(577,201)	-
Redemption of shares by a subsidiary	(142,586)	-	-
Common share issuance costs	(18,339)	(10,664)	-
	226,724	1,070,455	1,770,855
Net increase (decrease) in cash and cash equivalents	(3,813,978)	9,610,644	3,867,458
Cash and cash equivalents, beginning of year	29,083,879	19,473,235	15,605,777
Cash and cash equivalents, end of year	25,269,901	29,083,879	19,473,235
SUPPLEMENTAL INFORMATION			
Cash paid (received) during the year:			
Mining and income taxes	(133,984)	3,984,254	2,840,445

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002 (in Canadian dollars)

Richmont Mines Inc. (the "Company"), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1. Changes in accounting policies

a) In 2004, the Company has adopted the recommendations of the Emerging Issues Committee (EIC-128) relating to the accounting for trading, speculative or non-hedging derivative financial instruments. Derivative financial instruments for which the documentation does not respect the standards of hedge accounting, the instruments that do not qualify for hedge accounting are recognized in the balance sheet and measured at fair value, with changes in fair value recognized currently in income. Previously, gains or losses on forward gold sales contract were recorded in income upon delivery of the production. This change had no material impact on the financial statements.

b) The Company renounces tax deductions relating to resource expenditure that are financed by the issuance of flow-through shares for the benefit of its shareholders, as permitted by the tax legislation.

Under the asset and liability method used to account for income taxes, future income taxes related to the temporary differences created by this renouncement are recorded in accordance with EIC-146 when the Company renounces these deductions and a corresponding cost of issuing the securities is also recorded.

c) In 2003, the Company early adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1100 "Generally Accepted Accounting Principles". In this respect, the Company does not include anymore future required additions to property, plant and equipment to extract proven and probable reserves nor those required to classify resources in reserves; this change constitutes a change in accounting principle. In accordance with paragraph 33 c) of Section 1100, this change has been applied prospectively. Following this change in accounting principle, depreciation expense in 2003 amounted to $4,817,968 compared to $6,812,412 in 2002.

d) During the fourth quarter of 2003, the Company retroactively early adopted the new accounting recommendations of Section 3110 of the CICA Handbook relating to "Asset Retirement Obligations." This section defines the standards for the recognition, measurement and disclosure of asset retirement obligations. Prior to this quarter, the provision for site restoration costs was recognized in expenses.

According to this section, the total amount of the estimated cash flows required to settle the obligations arising from environmentally acceptable closure and post-closure plans is discounted based on the credit-adjusted risk-free rate and is recorded as a liability. In way of compensation, the total discounted estimated cash flow is capitalized to the associated long-lived assets, and depreciated in accordance with the units-of-production method calculated on proven and probable reserves. The asset retirement obligations recorded are adjusted for accumulated accretion in accordance with the expected timing of payment of the cash flow required to settle these obligations.

Consequently and as permitted under the transition rules of this section, the financial statements of the year ended December 31, 2001 have been restated following this change in accounting policy. Therefore, retained earnings as at December 31, 2001 have been increased by $1,132,852, from $390,712 to $1,523,564.

e) Effective January 1, 2002, the Company early adopted the new accounting policy related to the recognition of stock-based compensation charge. Since then, the Company uses the fair value method based on the Black & Scholes option pricing model to record the compensation cost related to the issuance of stock options to employees over the vesting period and a related credit to the contributed surplus.

2. Significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. As described in note 18, these principles differ in certain material respects from the principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States. The significant accounting policies followed by the Company are as follows:

a) **Basis of consolidation**

The consolidated financial statements include the accounts of the Company and those of its subsidiaries, Camflo Mill Inc. (100%) and Louvem Mines Inc. (70%).

b) Revenue recognition

Precious metals revenue, based upon spot metal prices or forward sales contracts, is recorded when rights and obligations related to ownership are transferred to the purchaser. Milling revenue is recorded when the service of ore processing is rendered.

c) Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term investments with original maturity dates of less than 90 days.

d) Short-term investments

Short-term investments are carried at the lower of cost and market value.

e) Inventories

Supply inventories and ore inventories are valued at the lower of average cost and replacement cost. Precious metals inventories are valued at the lower of average cost and net realizable value.

f) Exploration properties

Mining exploration expenditures are expensed as incurred. The acquisition costs of exploration properties and expenditures incurred on properties identified as having development potential are capitalized in accordance with the policies described in note 2 g).

g) Property, plant and equipment

Property, plant and equipment are recorded at cost, net of government assistance. Development costs are capitalized when a decision is made to bring an ore body into production. When a project is brought into commercial production, related costs are transferred to the various fixed-asset categories and are depreciated according to the units-of-production method calculated on proven and probable reserves. Depreciation of rolling stock is calculated using the straight-line method based on its anticipated useful life.

Construction costs include interest on funds borrowed and future costs of asset retirement. Upon commencement of commercial production, construction costs are transferred to the various categories of buildings and equipment and amortized on their respective bases.

When the net carrying value of a capital asset is not recoverable and exceeds its fair value, a write-down is recorded in the books.

h) Future mining and income taxes

The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in the income statement in the period that includes the enactment date.

i) Foreign currency translations

Transactions pertaining to the statement of earnings are translated at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. Exchange gains or losses are included in earnings and presented under the caption Other revenues (nil in 2004, 2003 and 2002).

j) Government assistance

Grants originating from government assistance are recorded as a revenue or as a reduction of property, plant and equipment, based on the nature of the grant.

Years ended December 31, 2004, 2003 and 2002 (in Canadian dollars)

2. Significant accounting policies (continued)

k) Net earnings per share

Earnings per share are the result of net earnings divided by the average outstanding number of shares during the period. Diluted earnings per share are determined taking into account the dilutive effect of arrangements to issue common shares as if these arrangements were exercised at the beginning of the year or at the grant date. Diluted earnings per share are determined using the treasury-stock method. This method assumes that the proceeds from the exercise of stock options are used to redeem common shares at the average trade price during the period.

l) Guarantees

Under Accounting Guideline 14 ("AcG-14") a guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments to the other party to the contract or agreement, based on charges in an underlying obligation that is related to an asset, a liability or an equity security of the other party, or based on a third party failure to perform under an obligation agreement. It could also be an indirect guarantee of the indebtedness of another party, even though the payment to the other party may not be based on changes in an underlying obligation that is related to an asset, a liability or an equity security of the other party. In management's opinion, the Company does not have guarantees, other than those disclosed in notes 5, 14 and 15.

m) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant areas requiring the use of management estimates relate to the useful life of assets for amortization purposes and for the evaluation of their net recoverable amount, the provisions for site restoration costs and income and mining taxes. Accordingly, actual results could differ from these estimates.

3. Other revenues

There was no government assistance recorded in the books in 2004 ($1,006,196 in 2003 and $1,522,996 in 2002).

4. Exploration and evaluation of projects

	2004 **$**	2003 $	2002 $
Beaufor Mine	**980,166**	1,221,682	808,244
Hammerdown Mine	**248,109**	515,200	384,595
Francoeur Mine	**10,864**	1,776,152	2,331,734
Valentine Lake property	**1,025,491**	-	-
Wasamac property	**290,982**	551,320	29,412
Other properties	**925,361**	421,041	20,008
Evaluation of projects	**474,358**	335,311	153,607
	3,955,331	4,820,706	3,727,600
Exploration tax credits	**479,992**	1,194,599	-
	3,475,339	3,626,107	3,727,600

5. Asset retirement obligations

The Company's production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment. The Company has therefore recorded its asset retirement obligations of the mining sites based on management's best estimate of the costs. Such estimates are, however, subject to change based on modifications to laws and regulations or as new information becomes available.

a) Changes in obligations

The following tables set forth the evolution of the asset retirement obligations for the years ended December 31, 2004, 2003 and 2002:

2004	Liability balance as at January 1 $	Accretion expense $	Subsequent measurements $	Liability settlement $	Liability balance as at December 31 $
Nugget Pond Mill and Hammerdown Mine	830,299	40,604	-	(188,037)	**682,866**
Francoeur Mine	155,334	8,544	-	-	**163,878**
Beaufor Mine	271,080	14,908	-	-	**285,988**
Camflo Mill	1,636,825	90,025	-	-	**1,726,850**
East Amphi property	313,991	5,645	(211,351)	-	**108,285**
	3,207,529	159,726	(211,351)	(188,037)	**2,967,867**

2003	Liability balance as at January 1 $	Accretion expense $	New liability $	Liability balance as at December 31 $
Nugget Pond Mill and Hammerdown Mine	787,013	43,286	-	830,299
Francoeur Mine	147,236	8,098	-	155,334
Beaufor Mine	256,948	14,132	-	271,080
Camflo Mill	1,551,493	85,332	-	1,636,825
East Amphi property	-	-	313,991	313,991
	2,742,690	150,848	313,991	3,207,529

2002	Liability balance as at January 1 $	Accretion expense $	Liability balance as at December 31 $
Nugget Pond Mill and Hammerdown Mine	745,984	41,029	787,013
Francoeur Mine	139,561	7,675	147,236
Beaufor Mine	243,552	13,396	256,948
Camflo Mill	1,470,609	80,884	1,551,493
	2,599,706	142,984	2,742,690

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Year ended December 31, 2004, 2003 and 2002 (in Canadian dollars)

5. Asset retirement obligations (continued)

b) Information used in the calculation of obligations

The following table sets forth the assumptions used in the calculation of the asset retirement obligations for the year ended December 31, 2004:

	Total amount of the estimated cash flow $	Cash flow payment schedule	Credit-adjusted risk-free rate %
Nugget Pond Mill	759,191	2007	5.5
Francoeur Mine	192,432	2007	5.5
Beaufor Mine	354,290	2008	5.5
Camflo Mill	2,381,055	2010	5.5
East Amphi property	149,308	2010	5.5
	3,836,276		

c) Fair value of asset obligations

As at December 31, 2004, the Company has guaranteed the settlement of asset retirement obligations through the issuance of letters of credit amounting to $3,000,000. The following table discloses the allocation of these letters of credit as at December 31, 2004:

	2004 $
Camflo Mill	1,227,261
East Amphi property	170,000
Francoeur Mine	53,809
Beaufor Mine	27,120
	1,478,190

As at December 31, 2003, the Company had guaranteed the restoration costs of its mining sites by the pledge of term deposits amounting to $1,286,061.

6. Mining and income taxes

Mining and income tax expense attributable to earnings consists of:

	2004 $	2003 $	2002 $
Current	568,470	2,187,987	4,014,112
Future	62,967	(462,391)	(78,143)
	631,437	1,725,596	3,935,969

Income tax expense attributed to earnings differs from the amounts computed by applying the combined federal and provincial income tax rate of 32.99% (33.07% in 2003 and 34.09% in 2002) to earnings before mining and income taxes as a result of the following:

	2004 $	2003 $	2002 $
Earnings before mining and income taxes:	**1,923,402**	7,765,427	11,039,964
Computed "expected" tax expense	**634,530**	2,568,027	3,763,745
Increase (decrease) in mining and income taxes resulting from:			
Resource allowance deduction	**(528,410)**	(696,616)	(1,124,713)
Tax benefits not recognized	**(553,706)**	(987,202)	(810,941)
Other	**364,795**	(267,621)	122,274
Income taxes	**(82,791)**	616 588	1,950,365
Mining duties	**714,228**	1,109,008	1,985,604
Total current and future mining and income tax provision	**631,437**	1,725,596	3,935,969

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2004 and 2003, are presented below:

	2004 $	2003 $
Long-term future tax assets:		
Property, plant and equipment	**1,311,075**	1,390,019
Asset retirement obligations	**1,063,643**	1,406,399
Losses carry forward	**200,923**	238,779
Future tax assets	**2,575,641**	3,035,197
Less valuation allowance	**(885,881)**	(1,900,745)
	1,689,760	1,134,452
Long-term future tax liabilities:		
Property, plant and equipment	**(1,207,634)**	(420,044)
Other	**(282,702)**	(252,017)
	(1,490,336)	(672,061)
Net long-term future tax assets	**199,424**	462,391

The Company has capital losses without expiry dates amounting to $869,540. Non-refundable provincial tax credits of $961,338 may be used within the next ten years to reduce income taxes otherwise payable. The tax benefits of these tax credits are not recognized in the books.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2004, 2003 and 2002 (in Canadian dollars)

7. Net earnings per share

	2004	2003	2002
Net earnings attributed to common shareholders ($)	732,096	5,034,541	7,072,568
Weighted average number of outstanding shares	16,126,784	15,926,191	15,339,497
Effect of dilutive share purchase options	456,746	550,088	511,156
Weighted average number of dilutive outstanding shares	16,583,530	16,476,279	15,850,653
Basic earnings per share ($)	0.05	0.32	0.46
Diluted earnings per share ($)	0.04	0.31	0.45

8. Short-term investments

Short-term investments include investments in shares of publicly-traded companies and short-term investments with an original term of more than 90 days, but no longer than one year. The fair market value is $1,346,800 ($1,540,000 in 2003).

9. Accounts receivable

	2004 $	2003 $
Sales taxes and exploration credits	2,546,843	2,499,572
Other	728,133	703,697
	3,274,976	3,203,269

10. Inventories

	2004 $	2003 $
Precious metals	72,108	801,706
Ore	354,562	625,900
Supplies	918,629	1,421,152
	1,345,299	2,848,758

11. Property, plant and equipment

	2004			2003		
	Cost $	Accumulated depreciation and depletion $	Net book value $	Cost $	Accumulated depreciation and depletion $	Net book value $
Mining properties	13,704,014	5,915,144	7,788,870	13,631,637	4,830,650	8,800,987
Development costs	7,221,257	5,329,650	1,891,607	6,182,163	4,739,536	1,442,627
Buildings	7,143,644	5,869,081	1,274,563	6,985,400	5,136,954	1,848,446
Equipment	13,326,640	11,693,195	1,633,445	13,070,609	11,159,433	1,911,176
Asset retirement	1,944,770	1,481,779	462,991	2,156,121	1,273,576	882,545
	43,340,325	30,288,849	13,051,476	42,025,930	27,140,149	14,885,781
Project in development a)	10,752,242	-	10,752,242	52,997	-	52,997
Total	54,092,567	30,288,849	23,803,718	42,078,927	27,140,149	14,938,778

a) Government assistance of $1,031,053 has been recorded as a reduction of the cost of the project in development (nil in 2003).

12. Capital stock

Authorized: Unlimited number of common shares, no par value

	2004 Number of shares	**2004** Amount $	2003 Number of shares	2003 Amount $
Issued and paid: Common shares				
Balance, beginning of year	**16,073,653**	**28,346,424**	15,747,300	26,869,747
Issue of shares for cash a)				
Common	**203,000**	**722,635**	380,900	1,186,233
Accredited	**110,000**	**770,000**	60,753	500,000
Share issue costs	**-**	**(218,339)**	-	(10,664)
Redemption of shares b)	**(217,000)**	**(384,090)**	(115,300)	(198,892)
Balance, end of year	**16,169,653**	**29,236,630**	16,073,653	28,346,424

a) Issue of shares

In 2004, the Company issued, through the exercise of stock options 203,000 common shares and 110,000 flow-through shares from a private investment for a cash consideration of $705,650 and $770,000 respectively and has decreased the contributed surplus of an amount of $16,985, representing the fair value recorded in the books for the stock options that were exercised. Furthermore, share capital has been reduced by the future income tax expense related to the flow-through shares at the time of renouncement to the tax deductions.

The Company is committed, as per the flow-through shares agreement, to incur exploration expenses in Canada of $770,000 before December 31, 2005.

In 2003, the Company issued, through the exercise of stock options 380,900 common shares and 60,753 flow-through shares from a private investment for a cash consideration of $1,158,320 and $500,000 respectively and had decreased the contributed surplus of an amount of $27,913, representing the fair value recorded in the books for the stock options that were exercised.

b) Redemption of shares

In 2004, the Company redeemed 217,000 common shares for $1,088,001 in cash. This transaction reduced retained earnings by $703,911.

In 2003, the Company redeemed 115,300 common shares for $577,201 in cash. This transaction reduced retained earnings by $378,309.

c) Stock Option Purchase Plan

The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002 and 2003, the Company may grant options for up to 4,444,400 common shares. The exercise price of each option is the market price of the Company's stock on the date of grant and the maximum term of the granted options is 10 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Year ended December 31, 2004, 2003 and 2002 (in Canadian dollars)

12. Capital stock (continued)

c) Stock Option Purchase Plan (continued)

A summary of the status, as at December 31, 2004 and 2003, of the Company's Stock Option Purchase Plan, and changes during the years then ended, is presented below:

	2004 Number of options	**2004** Weighted average exercise price $	2003 Number of options	2003 Weighted average exercise price $
Options outstanding, beginning of year	**1,745,500**	**3.84**	1,903,900	3.53
Granted	**340,000**	**6.28**	155,000	4.87
Exercised	**(203,000)**	**3.48**	(300,900)	2.47
Cancelled or expired	**(40,000)**	**5.80**	(12,500)	2.28
Options outstanding, end of year	**1,842,500**	**4.29**	1,745,500	3.84
Exercisable options, end of year	**1,520,500**	**4.11**	1,459,500	3.71

The following table summarizes information about the Stock Option Plan at December 31, 2004:

Exercise price	Options outstanding at December 31, 2004 Number of options	Options outstanding at December 31, 2004 Weighted average remaining contractual life (years)	Options outstanding at December 31, 2004 Weighted average exercise price $	Exercisable options at December 31, 2004 Number of options	Exercisable options at December 31, 2004 Weighted average exercise price $
$1.65 to $2.28	362,500	1.2	1.76	352,500	1.74
$3.10 to $4.42	295,000	2.8	3.84	184,000	3.60
$4.60 to $6.60	1,185,000	3.2	5.17	984,000	5.06
	1,842,500	2.8	4.29	1,520,500	4.11

During fiscal year 2004, the Company allocated 340,000 stock options to senior executives and management. The weighted average fair value of these stock options at the allocation date, calculated using the Black & Scholes option pricing model, is $3.07.

The compensation costs were calculated using the Black & Scholes option pricing model with the following assumptions:

	2004	2003
Risk-free interest rate	**3.5%**	4.0%
Expected life	**4 years**	4 years
Expected volatility	**60%**	60%
Expected dividend yield	**0.0%**	0.0%

In 2004, the compensation cost recorded in expenses related to the grant of stock-based compensation for the benefit of employees is $902,370 ($354,102 in 2003 and $1,812,237 in 2002). The same amounts have been credited to contributed surplus for these grants.

d) Other stock options

	2004 Number of options	2004 Weighted average exercise price $	2003 Number of options	2003 Weighted average exercise price $
Options outstanding, beginning of year	100,000	2.00	180,000	3.42
Exercised	-	-	(80,000)	5.20
Options outstanding, end of year and exercisable	**100,000**	**2.00**	100,000	2.00

As at December 31, 2004, the other 100,000 stock options have an exercise price of $2.00 and a weighted average remaining life of 0.3 year.

13. Contributed surplus

	2004 $	2003 $
Balance, beginning of year	2,008,971	1,682,782
Stock-based compensation	902,370	354,102
Options exercised	(16,985)	(27,913)
Balance, end of year	2,894,356	2,008,971

14. Commitments

The Company is subject to pay royalties on the production of the Beaufor Mine and on that of other properties if they are brought into commercial production.

15. Contingency

Since the signing of an agreement in July 2001 with the Quebec Ministry of Natural Resources, the amounts of government assistance recorded in earnings and as a reduction of the cost of property, plant and equipment are $2,125,756 and $574,244, respectively. This government assistance may become payable in three annual equal installments of $900,000 on July 31, 2005, 2006 and 2007, if the Beaufor mine is in operation during the last twelve months preceeding the date of the repayment and if the annual average daily price per ounce of gold on "AMFIX" at the London exchange is equal to or greater than US$325. It is not currently possible to determine the amount that may become payable and, accordingly, no amount is recorded in these financial statements.

16. Financial instruments and risk management

The value of precious metals exposes the Company to commodity price fluctuations and to foreign currency exchange risks. The Company manages its exposure to these risks through the use of derivative financial instruments and gold commodity contracts.

The Board of Directors approves all policies concerning the use of derivative financial instruments and commodity contracts. The Company does not enter into any financial instruments or derivative financial instruments for trading or speculative purposes.

a) Foreign exchange risk

The Company realizes a significant portion of its revenues in U.S. dollars and enters into various types of foreign exchange contracts in managing its foreign exchange risk. As at December 31, 2004 and 2003, the Company did not have any forward exchange contracts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2004, 2003 and 2002 (in Canadian dollars)

16. Financial instruments and risk management (continued)

b) Commodity price risk

For its gold production, the Company reduces its risk in case of a decrease in the gold price through the use of forward sales contracts and put and call options. As at December 31, 2004 and 2003, the Company did not have any forward sales contracts.

c) Credit risk

Financial instruments that expose the Company to market risk and concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, forward contracts and option contracts for currencies and gold. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and gold forward option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

d) The fair value of financial instruments

The Company owns and assumes assets and liabilities such as cash and cash equivalents, short-term investments, accounts receivable, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or paid within one year.

17. Segmented information

The Company operates gold mines at different sites in Quebec and Newfoundland. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements:

2004	Quebec $	Newfoundland $	Corporate and other $	Total $
Revenues	29,678,614	9,195,356	767,437	39,641,407
Mining operation and other expenses	22,136,003	5,629,770	2,928,606	30,694,379
Exploration and evaluation of projects	1,101,766	1,438,462	935,111	3,475,339
Depreciation and depletion	1,155,016	2,243,898	149,373	3,548,287
Earnings (loss) before other items	5,285,829	(116,774)	(3,245,653)	1,923,402
Acquisition of property, plant and equipment	1,951,062	-	10,673,516	12,624,578
Current assets	5,945,879	181,102	24,573,095	30,700,076
Property, plant and equipment	5,325,418	-	18,478,300	23,803,718
Future mining and income taxes	863,877	-	825,883	1,689,760
Total assets	12,135,174	181,102	43,877,278	56,193,554

	Quebec $	Newfoundland $	Corporate and other $	Total $
Revenues	30,053,401	19,161,730	1,093,910	50,309,041
Mining operation and other expenses	19,481,450	12,027,015	2,591,074	34,099,539
Exploration and evaluation of projects	1,202,249	703,200	1,720,658	3,626,107
Depreciation and depletion	899,155	3,825,046	93,767	4,817,968
Earnings (loss) before other items	8,470,547	2,606,469	(3,311,589)	7,765,427
Acquisition of property, plant and equipment	1,936,366	-	7,339,488	9,275,854
Current assets	5,182,808	1,473,211	29,479,887	36,135,906
Security deposits	1,237,061	30,000	19,000	1,286,061
Property, plant and equipment	4,431,964	2,285,634	8,221,180	14,938,778
Future mining and income taxes	424,299	-	710,153	1,134,452
Total assets	11,276,132	3,788,845	38,430,220	53,495,197

2002

	Quebec $	Newfoundland $	Corporate and other $	Total $
Revenues	27,671,858	23,190,787	913,165	51,775,810
Mining operation and other expenses	14,283,067	12,175,856	3,736,911	30,195,834
Exploration and evaluation of projects	809,014	400,659	2,517,927	3,727,600
Depreciation and depletion	2,457,203	4,281,450	73,759	6,812,412
Earnings (loss) before other items	10,122,574	6,332,822	(5,415,432)	11,039,964
Acquisition of property, plant and equipment	1,293,246	62,854	738,988	2,095,088
Current assets	3,970,083	1,554,770	30,327,946	35,852,799
Security deposits	-	-	19,000	19,000
Property, plant and equipment	3,394,752	6,110,680	661,469	10,166,901
Total assets	7,364,835	7,665,450	31,008,415	46,038,700

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 2004, 2003 and 2002 (in Canadian dollars)

18. Effect of applying United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Had these consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP), the effect on net earnings would have been as follows:

	2004 $	2003 $	2002 $
Net earnings reported under Canadian GAAP	732,096	5,034,541	7,072,568
Add (deduct):			
Differences in accounting related to forward contracts a)	-	254,153	(254,153)
Differences in accounting related to investments b)	(3,100)	540,000	-
Flow-through shares c)	(59,053)	-	-
Income taxes d)	(56,504)	(128,630)	86,640
	613,439	5,700,064	6,905,055
Cumulative effect of changes in accounting policies e)	-	(880,398)	2,013,250
reported under U.S. GAAP	613,439	4,819,666	8,918,305
,Net earnings per share under U.S. GAAP:			
Basic	0.04	0.30	0.58
Diluted	0.04	0.29	0.56
Shareholders' equity reported under Canadian GAAP	45,411,535	43,607,759	
Differences in accounting related to investments b)	536,900	540,000	
Income taxes d)	(98,494)	(41,990)	
Flow-through shares c)	(178,000)	(140,947)	
Shareholders' equity reported under U.S. GAAP	45,671,941	43,964,822	

a) The standards on the designation and the documentation of hedging transactions under U.S. GAAP are different than those applicable in Canada prior to January 1, 2004. When hedge accounting is not applicable, U.S. GAAP requires that the changes in the fair value of the financial instruments be recorded in the income statement of the related year, and taken into account in the calculation of net earnings.

b) Under U.S. GAAP, short-term investments classified as trading securities must be recorded at fair value and all changes in the value must be accounted for in the income statement.

c) Under U.S. GAAP, the premium paid on flow-through shares issued shall be recognized in the liabilities when these shares are issued; under GAAP in Canada, the tax effect of the renouncement to the deductibility of exploration expenses by the Company is charged to shareholders' equity upon the date of the renouncement.

d) These amounts represent the tax impacts relating to the above a), b) and c) adjustments.

e) Under U.S. GAAP, the cumulative effect of changes in accounting policies must be recorded in the income statement of the year during which the modifications are applied.

19. Comparative figures

Certain comparative figures provided for fiscal years 2003 and 2002 have been reclassified to conform with the presentation adopted for the fiscal year ended December 31, 2004.

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS	OFFICERS	OPERATIONS QUEBEC DIVISION	EXPLORATION PROJECTS
Jean-Guy Rivard [2] Chairman	**Louis Dionne**, Eng. President and Chief Executive Officer	**Michel Labonté** Manager – Beaufor Mine and Camflo Mill	**EAST AMPHI**
Denis Arcand [1] Vice Chairman *Director of* *various companies*	**Martin Rivard** Executive Vice President	**BEAUFOR MINE**	**Serge Lévesque,** Eng. Project Manager
Louis Dionne, Eng. Director *President and* *Chief Executive Officer,* *Richmont Mines Inc.*	**Jean-Yves Laliberté**, CA Vice President, Finance **Campbell Stuart, Lawyer** Secretary	**Marcel St-Pierre** Mine Captain **Laurent Chevalier** Chief Accountant	**Jacques Daigneault,** PGeo. Senior Geologist **Christian Bézy,** PGeo. Senior Geologist
Réjean Houle [1,2] Director *Ambassador,* *Club de hockey Canadien inc.*	**CORPORATE STAFF** **Nicole Veilleux**, CA Controller	**Donald Trudel**, PGeo. Chief Geologist **Réal Benoît** Coordinator Safety and Human Resources	**ISLAND GOLD** **Pierre Gauthier** Project Manager
Gilles Loiselle, PC [1,2] Director *Advisor to the Chairman of the* *Executive Committee,* *Power Corporation of Canada*	**Alain Mercier**, Eng. Manager, Technical Services and Environment **Jules Riopel**, M.Sc., PGeo., MBA Principal Geologist - Exploration	**CAMFLO MILL** **Richard Nolet** Superintendent	**Don Seymour** Senior Mine Coordinator
[1] Member of the Audit Committee [2] Member of the Compensation Committee			

GENERAL INFORMATION

Richmont Mines Inc. 110 avenue Principale Rouyn-Noranda, Quebec J9X 4P2 CANADA Telephone: (819) 797-2465 Fax: (819) 797-0166 **Internet** www.richmont-mines.com **Stock Exchange Listings (RIC)** Toronto Stock Exchange (TSX) American Stock Exchange (AMEX)	**Montreal Office** 1 Place-Ville-Marie, Suite 2130 Montreal, Quebec H3B 2C6 CANADA **Julie Normandeau** Investor Relations Telephone: (514) 397-1410 Fax: (514) 397-8620 jnormandeau@richmont-mines.com	**Transfer Agent** **and Registrar** Computershare Trust Company of Canada Inc. 1500 University Street, Suite 700 Montreal, Quebec H3A 3S8 CANADA Telephone: (514) 982-7888 Fax: (514) 982-7580 **Legal Advisors** COLBY, MONET, DEMERS, DELAGE & CREVIER L.L.P. Montreal, Quebec	**Co-Transfer Agent and** **Co-Registrar in the** **United States** Computershare Trust Company Inc. Computershare USA Lakewook, Colorado **Auditors** KPMG LLP

Annual Meeting of Shareholders The annual meeting of shareholders will be held on **Thursday, May 12, 2005, at 9:00 a.m., at the Fairmont** **The Queen Élizabeth, Matapédia Room,** **900 René-Lévesque Blvd West** **Montreal, Quebec H3B 4A5**	**Un exemplaire français du présent rapport annuel est** **disponible sur demande :** 1, Place-Ville-Marie, bureau 2130 Montréal (Québec) H3B 2C6 CANADA Téléphone : (514) 397-1410 Télécopieur : (514) 397-8620

Disclosure regarding forward-looking statements

This report contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian–US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in annual and periodic reports from Richmont Mine Inc.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of _____ April _____, 20<u>05</u>___ .

Commission File Number <u>0-28816</u>_____

Richmont Mines Inc.

(Translation of registrant's name into English)

110, avenue Principale, Rouyn-Noranda (Quebec) J9X 4P2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Richmont Mines Inc.
	(Registrant)
Date <u>April 1, 2005</u>_____	By <u>Jean-Yves Laliberté (signed)</u>
	(Signature)*
	Jean-Yves Laliberté
* Print the name and title under the signature of the signing officer.	Vice President, Finance

SEC 1815 (11-02)   Persons who are to respond to the collection of information contained In this form are not required to respond unless the form displays a currently valid OMB control number.